Exhibit 99.2

FORM OF LETTER
GYRODYNE COMPANY OF AMERICA, INC.
Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Shareholders of
Gyrodyne Company of America, Inc.

[•], 2011

Dear Shareholder:

This letter is being distributed by Gyrodyne Company of America, Inc. (“Gyrodyne”) to all holders of record of shares of its common stock, par value $1.00 per share (the “Common Stock”), at 5:00 p.m., New York City time, on August 15, 2011 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock.  The Rights and Common Stock are described in the prospectus dated [•], 2011 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Gyrodyne is offering an aggregate of 173,305 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [•], 2011, unless extended (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date.  Each 7.5 Rights will allow you to subscribe for one (1) share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $53 per full share (the “Subscription Price”).  Any fractional rights resulting from the share allocation process will be rounded up to the nearest whole number.  For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 14 shares of Common Stock for the Subscription Price.

In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege.  If there are not enough Unsubscribed Shares to honor all Over-Subscription Privilege requests, Gyrodyne may, in its discretion, issue up to an additional 19,336 shares (the “Over-Allotment Shares”).  To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be allocated among those who properly exercised Over-Subscription Privilege pro rata based on the total number of shares requested by shareholders pursuant to the Over-Subscription Privilege.

You will be required to submit payment in full for all the shares you wish to buy, including under your Over-Subscription Privilege.  Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock you desire to purchase pursuant to the Over-Subscription Privilege.  Gyrodyne will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding up to the nearest whole share, with the total subscription payment being adjusted accordingly.  Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Gyrodyne can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering.  If there are not enough Unsubscribed Shares to honor all Over-Subscription Privilege requests, Gyrodyne may, in its discretion, issue up to an additional 19,336 Over-Allotment Shares.

•
To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

•
To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege.  See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege and Over-Allotment Option” in the Prospectus.

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to the Use of Gyrodyne Company of America, Inc. Rights Certificates; and

4.	A return envelope addressed to Registrar and Transfer Company, the Subscription Agent.

Your prompt action is requested.  To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus.  The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.  A Rights holder cannot revoke the exercise of its Rights, even if the Rights Offering is extended by Gyrodyne’s board of directors.  However, if Gyrodyne amends the Rights Offering to allow for an extension of the Rights Offering for a period of more than 30 days or to make a fundamental change to the terms of the Rights Offering, a Rights holder may cancel its subscription and receive a refund of any money it has advanced.  Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from MacKenzie Partners, Inc., the Information Agent.  The Information Agent’s telephone number is (800) 322-2885 (toll free).  Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Gyrodyne Company of America, Inc.